Exhibit 3.1.70

ARTICLES OF INCORPORATION

OF

CIGI BEVERAGES OF TEXAS, INC.

ARTICLE ONE

The name of the corporation is CIGI Beverages of Texas, Inc.

ARTICLE TWO

The Period of its duration is perpetual.

ARTICLE THREE

The Purpose for which the Corporation is organized is the transaction of any or all lawful business for which a corporation may be incorporated under the Texas Business Corporation Act, as amended (the “Act”).

ARTICLE FOUR

The corporation is authorizes to issue one million (1,000,000) shares of its common stock, par value of $0.01 per share. The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand Dollars ($1,000), consisting of money paid, labor done or property actually received.

ARTICLE FIVE

The number of directors constituting the initial Board of Directors is one (1) and hereafter the number of directors shall be fixed in accordance with the Bylaws. The names and addresses of the initial director, who shall serve until the first annual meeting of the shareholders, or until his successor is elected and qualified, is:

Name	Address
Anthony G. Ponorica	2310 S. Millbend Drive, #606
The Woodlands, Texas 77380

ARTICLE SIX

The Board of Directors may, in its discretion, issue from time to time authorized but unissued shares or treasury shares of the corporation to such person or persons, and for such consideration, as the Board of Directors may determine. Shareholders shall have no preemptive rights to subscribe for or buy unissued or treasury shares of the corporation now or hereafter authorized. Cumulative voting of shares in the election of directors is hereby prohibited. The power to alter, amend or repeal the corporation’s Bylaws and to adopt new Bylaws shall be vested in the Board of Directors, subject to repeal or change by action of the shareholders.

ARTICLE SEVEN

No director of the corporation shall be liable to the corporation of its shareholders for monetary damages for an act or omission in such director’s capacity as a director, except for liability resulting from:

(1) a breach of the director’s duty of loyalty to the corporation or its shareholders;

(2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act of omission that involves intentional misconduct or a knowing violation of the law;

(3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office;

(4) an act or omission for which the liability of a director is expressly provided by an applicable statute; or

(5) an act related to an unlawful stock repurchase or payment of a dividend.

Any amendment, repeal or modification of the foregoing provision shall not adversely affect any limitation on the liability of any director of the corporation existing or prior to the time of such amendment, repeal or modification.

ARTICLE EIGHT

The street address of the initial registered office is 711 San Antonio, Austin, Texas 78701, and the name of its registered agent at such address is M. Jack Martin III.

ARTICLE NINE

The name and address of the incorporator is M. Jack Martin, III, 711 San Antonio, Austin, Texas 78701.

IN WITNESS WHEREOF, I have hereunto set my hand this the 2nd day of May, 2000.

/s/ M. Jack Martin, III
M. Jack Martin, III

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